UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

⌧	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2023

or

◻	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

(Full title of the plan and address of the plan, if different from that of the issuer named below)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

Plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 1.          Not applicable.

Item 2.          Not applicable.

Item 3.          Not applicable.

Item 4.          The SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the audited financial statements and related schedules of the Plan for the fiscal year ended December 31, 2023, which have been prepared in accordance with the financial reporting requirements of ERISA.

Exhibits.

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

*     Other supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Plan Administrators and Plan Participants of the

SkyWest, Inc. Employees’ Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Tanner LLC

We have served as the Plan’s auditor since 2007.

Lehi, Utah

June 7, 2024

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statements of Assets Available for Benefits

(dollars in thousands)

	As of December 31,
	2023	2022
Assets:

Investments, at fair value	$1,172,973	$931,467

Receivables
Notes receivable from participants	12,869	12,669
Contributions receivable	6,927	7,598
Total receivables	19,796	20,267

Assets available for benefits	$1,192,769	$951,734

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

For the Year Ended December 31, 2023

(dollars in thousands)

Additions:
Contributions:
Participants	$73,037
Employer	59,545

Total contributions	132,582

Interest income on notes receivable from participants	697

Net investment income:
Interest and dividends	19,928
Net appreciation in fair value of investments	187,057

Total net investment income	206,985

Total income and contributions	340,264

Deductions:
Distributions to participants	98,564
Administrative expenses	665

Total deductions	99,229

Net increase in assets available for benefits	241,035

Assets available for benefits:
Beginning of the year	951,734

End of the year	$1,192,769

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

(1)          Description of the Plan

The following description of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

(a)          General

SkyWest, Inc. (the “Company”, “Plan Sponsor” or “Employer”) adopted the Plan, effective April 1, 1977. The Plan is a defined contribution plan and is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was most recently restated on January 1, 2022.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries.

(b)         Eligibility

Employees of the Company are eligible to participate in the Plan other than: non-resident alien employees, leased employees, employees who reside in Puerto Rico, employees who are classified as independent contractors, non-resident aliens without United States source income, cadets, and unpaid interns. An eligible employee, who has enrolled, shall become a participant upon their hire date. Employees must affirmatively elect to participate in the Plan.

(c)          Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions; the Company’s matching and discretionary contributions; an allocation of investment earnings, losses and expenses; and is charged with withdrawals. The allocations of investment earnings and losses, and expenses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)          Contributions

Participants elect both the amount of salary reduction contributions and the allocation of such contributions among the various investment alternatives within the Plan. Annual employee contributions cannot exceed the maximum amount allowable under the IRC, which was $22,500 during 2023 ($30,000 for participants age 50 and older).

Participants may also elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the IRC.

Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan. Employees must make contributions to the Plan in order to receive the Company match. During 2023, the Company matched 100% of each eligible participant’s salary deferral contribution up to levels ranging from 2% to 12% of compensation, based on position and years of service. Eligible employees who are SkyWest Airlines Pilot Association (“SAPA”) pilots and SkyWest Charter, LLC (“SWC”) captains and first officers are eligible for non-elective profit sharing contributions ranging from 0% to 20%, based on position and years of service.

Each year the Company may make an additional discretionary matching contribution. Discretionary matching contributions are recorded when authorized by the Company’s Board of Directors. An employee is eligible to receive a discretionary matching contribution if he or she is an eligible employee, has completed one year of service and is employed on the last day of the allocation period. The Company made a $0.5 million discretionary match in 2023 attributed to the 2022 year, which was included in the Plan’s contributions receivable at December 31, 2022. The Company did not make a discretionary match attributed to the 2023 year.

Additionally, each year the Company may make a discretionary profit sharing contribution to Plan participants who are not SAPA pilots or SWC captains or first officers. An employee is eligible to receive a discretionary profit sharing contribution if he or she is an eligible employee, has completed two years of service and is employed on the last day of the allocation period. The Company did not make a discretionary profit sharing contribution in 2023 or 2022.

(e)          Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching and discretionary contributions into various investments offered by the Plan. Investment options include mutual funds, common/collective trusts and pooled separate accounts, a stable value fund, a self-directed brokerage account, and SkyWest, Inc. common stock. Participants may change their elections or transfer investments between funds at any time.

Participants with SkyWest, Inc. common stock in their accounts may direct the sale of the stock and the investment of the resulting proceeds into other investments offered by the Plan.

(f)           Vesting and Payment of Benefits

Participants are immediately vested 100% in their account balances, with the exception of SAPA pilots and SWC first officers hired after October 1, 2022 and mechanics hired after August 26, 2023, who have a three-year service requirement before they are vested in the Company matching contribution. Benefits are normally paid at retirement, disability, death, or other termination of employment. Benefits distributions may be made in a single lump sum payment or in equal installments over a specified period of time. Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan document.

(g)          Notes Receivable from Participants

The Plan document provides for loans to be made to participants and beneficiaries. The loans bear interest based on a bank borrowing index, have specific repayment terms and must be adequately secured. The Plan permits participants to take loans up to the lesser of $50,000 or 50% of the participant’s vested account balance.

(h)          Custodian and Recordkeeper

As of December 31, 2023, and for the year then ended, Charles Schwab Trust Bank and Schwab Retirement Plan Services, Inc. (collectively “Schwab”) provided the recordkeeping and custodial services for the Plan. Schwab is also the directed trustee of the Plan.

(i)         Parties-in-Interest

The Company, participants and Schwab are considered parties-in-interest to the Plan. The Company’s common stock is an investment option in the Plan through the Common Stock Fund.

(j)           Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA. If the Plan is terminated, the participants have a non-forfeitable interest in their accounts.

(2)          Summary of Significant Accounting Policies

(a)          Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)          Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in assets available for benefits during the reporting period. Actual results could differ from these estimates.

(c)          Risks and Uncertainties

The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

(d)          Investment Valuation and Income Recognition

Mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. Units of the Company’s common stock fund, common/collective trusts and pooled separate accounts, and stable value fund are valued using net asset value, which approximates fair value, on the last business day of the Plan year. The self-directed brokerage account is valued at quoted market prices of the underlying investments. See Note 5 for more details regarding the valuation used for these investments. Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in the statement of changes in assets available for benefits. Dividends and interest are reinvested as earned. Purchases and sales of investments are recorded on a trade-date basis.

(e)          Distributions to Participants

Distributions to participants are recorded when paid.

(f)         Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. A participant loan will become immediately due and payable upon termination of employment. No allowance for credit loss was recorded as of December 31, 2023 or 2022.

(g)          Administrative Expenses

The Plan pays substantially all administrative expenses of the Plan, other than some legal and professional fees, which are paid by the Plan Sponsor.

(h)          Interest and Dividend Income

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(i)           Subsequent Events

The Plan Administrators have evaluated events occurring subsequent to December 31, 2023 through the date of issuance of these financial statements.

(3)          Party-in-Interest Transactions

Transactions in shares of the Company’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA.

Notes receivable from participants totaling $12.9 million and $12.7 million as of December 31, 2023 and 2022, respectively, are also considered exempt party-in-interest transactions.

(4)          Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 22, 2016, stating that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation. As of December 31, 2023, the Plan was required to make certain corrective distributions in order to remain qualified under IRC 401(a), and the Plan made such corrective distributions subsequent to December 31, 2023.

(5)          Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value, with the following three levels of inputs:

Level 1 — Valuation is based upon quoted prices in active markets for identical securities.

Level 2 — Valuation is based upon other significant observable inputs that reflect the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Plan.

Level 3 — Valuation is based upon unobservable inputs that reflect the assumptions that Plan management believes market participants would use in pricing the asset, based on the best information available.

As of December 31, 2023 and 2022, the Plan held certain assets that are required to be measured at fair value on a recurring basis. Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements as of December 31, 2023
	(in 000's)
	Total	Level 1	Level 2	Level 3
Mutual funds	$532,632	$532,632	$—	$—
Self-directed brokerage accounts	69,447	69,447	—	—
Cash and cash equivalents	1,243	1,243	—	—
Common/collective trusts and pooled separate accounts*	467,739	—	—	—
Stable value fund*	69,065	—	—	—
Common stock fund*	32,847	—	—	—
Total investments at fair value	$1,172,973	$603,322	$—	$—

	Fair Value Measurements as of December 31, 2022
	(in 000's)
	Total	Level 1	Level 2	Level 3
Mutual funds	$426,539	$426,539	$—	$—
Self-directed brokerage accounts	44,450	44,450
Cash and cash equivalents	211	211	—	—
Common/collective trusts and pooled separate accounts*	367,370	—	—	—
Stable value fund*	81,371	—	—	—
Common stock fund*	11,526	—	—	—
Total investments at fair value	$931,467	$471,200	$—	$—

*	The fair values for the common/collective trusts and pooled separate accounts, stable value fund, and common stock fund are provided above to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of assets available for benefits. The common/collective trusts and pooled separate accounts, stable value fund, and common stock fund are measured using the net asset value per unit as a practical expedient and therefore are not classified in the fair value hierarchy.

The T. Rowe Price Stable Value fund (the “Stable Value Fund”), T. Rowe Price Blue Chip Growth Trust (“Common Trust”), and T. Rowe Price Retirement Trust funds (“Common/Collective Trusts and Pooled Separate Accounts”) are valued at the net asset value (NAV) of units of the respective funds. The NAV, as provided by the respective fund trustees, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Stable Value Fund is designed to provide safety of principal with consistency of returns with minimal volatility by employing a strategy of investing in investment contracts and security-backed contracts while employing broad diversification among contract issuers and underlying securities. The Plan Sponsor is able to redeem the investment in the Stable Value Fund by providing a 12-month notice. Although the notice requirement is 12 months, T. Rowe Price has indicated the ability to redeem the investment sooner. Redemption frequency for the Stable Value Fund is immediate, and the Stable Value Fund contains no unfunded commitments. There are no other significant restrictions on the ability to redeem the investment.

The Common Trust is designed to provide long-term capital growth by investing in the common stocks of large and medium sized blue chip companies that have the potential for above-average earnings growth and are well established in their respective industries. Redemption frequency for the Common Trust is immediate, the Common Trust contains no unfunded commitments, and has no redemption restrictions. The Common Trust is classified in the above fair value measurements table with Common/Collective Trusts and Pooled Separate Accounts.

The Common/Collective Trusts and Pooled Separate Accounts are designed to provide the highest total return over time consistent with an emphasis on both capital growth and income by pursuing an asset allocation strategy that promotes asset accumulation prior to retirement, but it is intended to also serve as a post-retirement investment vehicle with allocations designed to support an income stream made up of regular withdrawals throughout retirement along with some portfolio growth that exceeds inflation. Redemption frequency for the Common/Collective Trusts and Pooled Separate Accounts is immediate, the Common/Collective Trusts and Pooled Separate Accounts contain no unfunded commitments, and have no redemption restrictions.

The SkyWest, Inc. Common Stock Fund (the “Common Stock Fund”) includes SkyWest, Inc. common stock and a small cash equivalents balance. The Common Stock Fund is a unitized fund, which means the participants do not own shares of SkyWest, Inc. common stock but rather own an interest in the unitized fund. The fund consists of common stock and a small cash equivalents balance to meet the fund's daily cash needs. The Plan owns the underlying common stock and cash equivalents. Unitizing the fund allows for daily trades of the fund's units. The value of a unit of the unitized fund reflects the combined value of the SkyWest, Inc. common stock, at quoted market prices, and cash held by the fund. The Plan held 611,692 and 678,591 shares of SkyWest, Inc. common stock in the Common Stock Fund with a fair value, at quoted market prices, of $31,930,322 and $11,203,537 as of December 31, 2023 and 2022, respectively. The SkyWest, Inc. Common Stock Fund also held cash equivalents of $916,368 and $322,773 as of December 31, 2023 and 2022, respectively. Redemption frequency for the Common Stock Fund is immediate, the Common Stock Fund contains no unfunded commitments, and has no redemption restrictions.

Supplemental Schedule

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2023

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,
(a)	lessor, or similar party	collateral, par, or maturity value	(e) Current value

	The Vanguard Group	Vanguard Institutional Index Instl Plus	$145,576,229

	T. Rowe Price	T. Rowe Price Blue Chip Growth Trust T2	89,079,633

	Various	Self-Directed Brokerage Accounts	69,446,938

	T. Rowe Price	T. Rowe Price Stable Value Common Trust P	69,065,440

	T. Rowe Price	T. Rowe Price Retirement 2030 Active B	62,401,802

	T. Rowe Price	T. Rowe Price Retirement 2040 Active B	62,198,619

	T. Rowe Price	T. Rowe Price Retirement 2035 Active B	59,438,866

	T. Rowe Price	T. Rowe Price Retirement 2045 Active B	56,598,205

	T. Rowe Price	T. Rowe Price New Horizons	49,334,855

	MFS	MFS Value R3	44,828,684

	T. Rowe Price	T. Rowe Price Mid-Cap Growth	42,212,129

	T. Rowe Price	T. Rowe Price Retirement 2050 Active B	41,644,997

	Wasatch Global Investors	Wasatch Small Cap Value I	41,583,250

	Dodge & Cox	Dodge & Cox Income X	37,072,583

	American Funds	EuroPacific Growth Fund R5E	33,804,240

	The Vanguard Group	Vanguard Extended Market Index Inst	31,219,111

	T. Rowe Price	T. Rowe Price Retirement 2055 Active B	30,883,440

	T. Rowe Price	T. Rowe Price Retirement 2025 Active B	30,220,732

	Fidelity	Fidelity Low Priced Stock	20,736,812

	MFS	MFS International Intrinsic Value R3	20,315,446

	T. Rowe Price	T. Rowe Price Retirement 2060 Active B	19,806,329

	JPMorgan	JPMorgan Mid Cap Value L	13,556,142

	The Vanguard Group	Vanguard Total Bond Market Index Inst	13,286,280

	T. Rowe Price	T. Rowe Price Retirement 2020 Active B	9,319,646

	PIMCO	PIMCO Income Institutional	9,051,019

	T. Rowe Price	T. Rowe Price International Discovery	8,996,446

	The Vanguard Group	Vanguard Total Intl Stock Index Instl	8,687,060

	The Vanguard Group	Vanguard Real Estate Index Admiral	5,339,858

	The Vanguard Group	Vanguard Emerging Mkts Stock Index Admiral	3,549,259

	The Vanguard Group	Vanguard Equity Income Admiral	2,892,365

	T. Rowe Price	T. Rowe Price Retirement 2010 Active B	2,163,502

	T. Rowe Price	T. Rowe Price Retirement 2015 Active B	1,904,895

	T. Rowe Price	T. Rowe Price Retirement 2005 Active B	1,819,189

	The Vanguard Group	Vanguard Federal Money Market Fund	1,145,719

	Fidelity	Fidelity Inflation-Protected Bond Index	590,185

	T. Rowe Price	T. Rowe Price Retirement Balanced Fund Active B	259,044

	The Vanguard Group	Vanguard Cash Reserves Federal Money Market Fund	97,488

*	SkyWest, Inc.	SkyWest, Inc. Common Stock Fund	31,930,322

*	SkyWest, Inc.	Interest-bearing cash equivalents	916,368

*	Plan participants	Notes receivable from participants at 4.25% - 9.50% interest, with maturity dates from 2024 through 2033, collateralized by the respective participants’ account balances	12,868,984

			$1,185,842,111

*      Indicates a party-in-interest to the Plan.

Column (d), cost information, is not included as all investments are participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 7, 2024	SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Eric J. Woodward
Eric J. Woodward
Chief Accounting Officer
of SkyWest, Inc.